Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Statement No. 333-216461

(To the Preliminary Prospectus Supplement

dated January 16, 2018)

$550,000,000

Olin Corporation

5.000% Senior Notes due 2030

Term Sheet

January 16, 2018

The aggregate principal amount of Notes (as defined below) to be issued in the offering increased from $500,000,000 to $550,000,000. The net proceeds of the offering will be used, together with approximately $8.9 million of cash on hand, to prepay $550 million aggregate principal amount of term loans outstanding under the Issuer’s term loan facility. The information in the preliminary prospectus supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering of the Notes.

Issuer:	Olin Corporation

Offering Size:	$550,000,000, which represents an increase of $50,000,000 from the offering size in the preliminary prospectus supplement

Title of Securities:	5.000% Senior Notes due 2030 (the “Notes”)

Maturity:	February 1, 2030

Offering Price:	100.000%, plus accrued interest, if any, from January 19, 2018

Coupon:	5.000%

Yield to Maturity:	5.000%

Gross Proceeds:	$550,000,000

Underwriting Discount:	1.25%

Net Proceeds to Issuer before Estimated Expenses:	$543,125,000

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2018

Record Dates:	January 15 and July 15

Optional Redemption:	Make-whole call at T+50 basis points prior to February 1, 2024. Callable thereafter at the following prices: For the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2024	102.500%
2025	101.250%
2026	100.625%
2027 and thereafter	100.000%

Equity Clawback:	Up to 35% at 105.000% until February 1, 2021.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Scotia Capital (USA) Inc.

MUFG Securities Americas Inc.

Deutsche Bank Securities Inc.

Co-Manager:	TD Securities (USA) LLC

Trade Date:	January 16, 2018

Settlement Date:	January 19, 2018 (T+3)[1]

Distribution:	SEC Registered Offering

CUSIP Number:	680665AK2

ISIN Number:	US680665AK27

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Interested parties may also obtain a prospectus and the related prospectus supplement from Citigroup Global Markets Inc., c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll free at 1-800-831-9146.

[1]

It is expected that delivery of the notes will be made, against payment of the notes, on or about January 19, 2018, which will be the third business day in the United States following the date of pricing of the notes. Under Rule 15c6-1 of the Exchange Act, purchases or sales of securities in the secondary market generally are required to settle within two business days (this settlement cycle being referred to as “T+2”), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, because the notes will settle within three business days (T+3) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date hereof should consult their own legal advisors.

The information in this communication is qualified in its entirety by reference to the preliminary prospectus supplement and supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information (including financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG EMAIL OR ANOTHER COMMUNICATION SYSTEM.